EXHIBIT 99.1

B COMMUNICATIONS ANNOUNCES THE FILING OF A SHELF PROSPECTUS IN ISRAEL AND
BOARD APPROVAL IN PRINCIPAL FOR ISSUANCE OF A NEW SERIES OF BONDS THROUGH A
PUBLIC OFFERING IN ISRAEL

Ramat Gan, Israel, August 31, 2010 – B Communications (Nasdaq: BCOM) today announced that it has filed a shelf prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus allows the Company to offer in Israel, from time to time, ordinary shares, debt securities, debt securities convertible into ordinary shares, warrants to purchase ordinary shares, debt securities and commercial paper. Any future offering of these securities will be made pursuant to a prospectus supplement to be filed pursuant to the Israeli Securities Law, 1968 and the regulations promulgated thereunder, which will describe the terms of the securities being offered and the specific details of the offering.

The Company also announced today that its Board of Directors has authorized in principal the issuance of up to approximately NIS 400 million of a new non-convertible series of notes in Israel pursuant to the shelf prospectus.  The Company has not yet made a definite decision as to the offering, including the terms and timing thereof. The final amount that will be raised has not yet been determined, and the company may change the amount of the offer or abandon the offer altogether.

Securities, if offered, pursuant to the shelf prospectus and any prospectus supplement will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as such term is defined under Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.  Any offering of securities pursuant to the shelf prospectus and any prospectus supplement will be made only in Israel.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with one main asset : the controlling interest (30.41%) in Bezeq, Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 76.62% - owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group.

For more information, please visit the following Internet sites:

www.eurocom.co.il  www.igld.com  www.bcommunications.co.il/   www.ir.bezeq.co.il/

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Mor Dagan - Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620